FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2002

INEOS GROUP HOLDINGS Plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Registration No: 333 87974

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes____ No X

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The Company includes "forward-looking statements", within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

- our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;
- our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;
- raw material costs or supply arrangements;
- our technological and manufacturing assets and our ability to utilize them to further increase sales and the profitability of our businesses;
- our ability to retain existing customers and obtain new customers;
- our ability to develop new products and technologies successfully;
- the cyclical and highly competitive nature of our businesses;
- risks related to environmental costs, liabilities or claims; and
- currency fluctuations.

All statements other than statements of historical facts included in this report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business and the notes, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including those identified under the heading "Risk Factors" beginning on page 11. Words such as "believe", "expect", "anticipate", "may", "intend", "will", "should", "estimate" and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our securityholders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Overview

We are a leading global chemical manufacturer of specialty and intermediate chemicals. Our company is comprised of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Our products include a wide range of ethylene-based, fluorine-based and inorganic specialty chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high-quality and low-cost production facilities and operating diversity.

Ineos Group Holdings—Results of Operations

The following table sets forth, for the periods indicated, our turnover and expenses and such amounts as a percentage of turnover.

	Three-Month Period Ended March 31,			
	2001		2002	
	€	%	€	%
	(in millions, except percentages)			
Turnover	228.6	100.0	498.6	100.0
Cost of sales	(165.2)	(72.3)	(399.4)	(80.1)
Gross profit	63.4	27.7	99.2	19.9
Distribution costs	(18.6)	(8.1)	(37.8)	(7.6)
Administrative expenses	(18.9)	(8.3)	(18.9)	(3.8)
Exceptional administrative expenses	-	-	(2.2)	(0.4)
Operating profit	25.9	11.3	40.3	8.1
Net interest payable	(20.1)	(8.8)	(15.7)	(3.2)
Exceptional financing costs	-	-	-	-
Profit on ordinary activities before taxation	5.8	2.5	24.6	4.9
Taxation on profit on ordinary activities	(3.8)	(1.6)	(7.1)	(1.4)
Profit on ordinary activities after taxation	2.0	0.9	17.5	3.5

Three-Month Period Ended March 31, 2002, Compared to Three-Month Period Ended March 31, 2001

The results of operations of Ineos Group Holdings for the three-month period ended March 31, 2001 include the results of Ineos Oxide, Ineos Fluor and Ineos Silicas. The results of Ineos Group Holdings for the three-month period ended March 31 , 2002 are comprised of Ineos Oxide, Ineos Fluor and Ineos Silicas as well as Ineos Phenol which we acquired from Degussa AG on May 23, 2001.

Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the three-month period ended March 31, 2001 and 2002 are presented herein.

Turnover

Turnover increased by €270.0 million, approximately 118.1%, to €498.6 million for the three-month period ended March 31, 2002, as compared to €228.6 million for the same period in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Cost of sales

Cost of sales increased by €234.2 million, approximately 141.8%, to €399.4 million for the three-month period ended March 31, 2002, as compared to €165.2 million for the same period in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Ineos Oxide

The following table sets forth, for the three-month periods ended March 31, 2001 and 2002, turnover and expenses of Ineos Oxide and such amounts as percentages of turnover.

	Three-Month Period Ended March 31,			
	2001		2002	
	€	%	€	%
	(in millions, except percentages)			
Turnover	94.1	100.0	115.5	100.0
Cost of sales	(80.1)	(85.1)	(84.7)	(73.3)
Gross profit	14.0	14.9	30.8	26.7
Distribution costs	(3.9)	(4.2)	(11.2)	(9.7)
Administrative expenses	(0.5)	(0.5)	(3.2)	(2.8)
Exceptional administrative expenses	-	-	-	-
Operating profit	9.6	10.2	16.4	14.2
EBITDA	12.1	12.9	19.9	17.2

Three-month Period Ended March 31, 2002, Compared to Three-month Period Ended March 31, 2001

Turnover

Turnover increased by €21.4 million, approximately 22.7%, to €115.5 million for the three-month period ended March 31, 2002, as compared to €94.1 million for the same period in 2001. This increase reflects a significant increase in volumes sold for specialty chemicals and intermediate chemicals and increased third party services, partially offset by decreased selling prices. The increase in volumes sold reflects the full impact of the expansion of the EO/EG plant and the new alkoxylates unit, and the acquisition of the Ethanolamine and GasSpec ™ gas treating amines business. In addition, the increase reflects the recent acquisition of Acetate Esters business from BP on March 1, 2002.

The average of the North Western European price for EO as per ICIS LOR decreased to €879 per tonne for the three-month period ended March 31, 2002 compared to €994 per tonne for the same period in 2001. The European Contract price for monoethylene glycol (MEG) decreased to €450 per tonne for the three-month period ended March 31, 2002 compared to €615 per tonne for the same period in 2001.

Cost of sales

Cost of sales increased by €4.6 million, approximately 5.7%, to €84.7 million for the three-month period ended March 31, 2002 compared to €80.1 million for the same period in 2001. This increase primarily reflects increased sales volumes in the specialty businesses and the additional cost of sales for the recently acquired Acetate Esters business. This increase was offset by decreased ethylene prices.

The European Contract Price for ethylene referenced by ICIS decreased to €473 per tonne for the three-month period ended March 31, 2002 compared to €665 per tonne for the same period in 2001.

Gross profit

Gross profit increased by €16.8 million, approximately 120.0%, to €30.8 million for the three-month period ended March 31, 2002 compared to €14.0 million for the same period in 2001. This increase reflects the increased volumes sold of intermediates and specialties and includes the additional volumes sold of acetate esters, offset by lower margins due to current market conditions.

Distribution costs

Distribution costs increased by €7.3 million, approximately 187.2%, to €11.2 million for the three-month period ended March 31, 2002, compared to €3.9 million for the same period in 2001. This increase reflects the increase in volumes sold, including the Acetate Esters business.

Administrative expenses

Administrative expenses increased by €2.7 million, approximately 540.0%, to €3.2 million for the three-month period ended March 31, 2002, as compared to €0.5 million for the same period in 2001. This increase reflects the impact of the acquisition of the EOA and gas treating amines businesses from Dow Chemicals and other income recorded in 2001, for an amount of €1.3 million, related to third party contract settlement.

Operating profit and EBITDA

Operating profit increased by €6.8 million, approximately 70.8%, to €16.4 million for the three-month period ended March 31, 2002, as compared to €9.6 million for the same period in 2001. EBITDA increased by €7.8 million, approximately 64.5%, to €19.9 million for the three-month period ended March 31, 2002, as compared to €12.1 million for the same period in 2001.

Ineos Phenol

The following table sets form, for the three-month periods ended March 31, 2001 and 2002, turnover and expenses of Ineos Phenol and such amounts as percentages of turnover. The following discussion with respect to Ineos Phenol for the period to March 31, 2001, relates to the business when it was under the ownership of Degussa AG.

	Three-Month Period Ended March 31,			
	2001		2002	
	£	%	£	%
	(in millions, except percentages)			
Turnover	329.6	100.0	250.5	100.0
Cost of sales	(310.1)	(94.1)	(218.8)	(87.4)
Gross profit	19.5	5.9	31.7	12.6
Distribution costs	(15.3)	(4.6)	(15.1)	(6.0)
Administrative expenses	(3.5)	(1.1)	(2.7)	(1.1)
Exceptional administrative expenses	-	-	(0.8)	(0.3)
Operating profit	0.7	0.2	13.1	5.2
EBITDA	14.9	4.5	22.0	8.8

Three-Month Period Ended March 31, 2002, Compared to Three-Month Period Ended March 31, 2001

Turnover

Turnover decreased by €79.1 million, approximately 24.0%, to €250.5 million for the three-month period ended March 31, 2002, as compared to €329.6 million for the same period in 2001. This decrease reflects significantly lower selling prices resulting from decreased raw materi al costs; however, total volumes sold were comparable to those in the same period in 2001.

Western Europe phenol and acetone prices decreased to €430 per tonne and €440 per tonne, respectively, for the three-month period ended March 31, 2002, as compared to €847 per tonne and €550 per tonne, respectively, for the same period in 2001. US phenol and acetone prices decreased to $588 per tonne and $305 per tonne, respectively, for the three-month period ended March 31, 2002, as compared to $739 per tonne and $419 per tonne, respectively, for the same period in 2001.

Cost of sales

Cost of sales decreased by €91.3 million, approximately 29.4%, to €218.8 million for the three-month period ended March 31, 2002, as compared to €310.1 million for the same period in 2001. This decrease reflects lower variable production costs caused by lower raw materials prices and significantly decreased energy costs, as natural gas prices in the United States returned from their abnormally high levels in 2001 to normal levels in 2002. In addition, this decrease relects lower fixed production costs resulting from lower depreciation due to fair market value adjustments arising from the acquisition on May 23, 2001 and from lower personnel and maintenance expenses resulting fromvarious cost-saving projects which have been implemented since that date.

Western European benzene and propylene contract prices decreased to€238 per tonne and €365 per tonne, respectively, for the three-month period ended March 31, 2002, as compared to €390 per tonne and €525 per tonne, respectively, for the same period in 2001. US benzene and propylene contract prices (per CMAI) decreased to $257 per tonne and $325 per tonne, respectively, for the three-month period ended March 31, 2002, as compared t o $391 per tonne and $463 per tonne, respectively, for the same period in 2001.

Gross profit

Gross profit increased by €12.2 million, approximately 62.6%, to €31.7 million in the three-month period ended March 31, 2002, as compared to €19.5 million for the same period in 2001. This increase mainly reflects lower fixed production costs resulting from lower depreciation of €6.1 million due to the fair market value adjustments made in connection with the acquisition of Ineos Phenol and from lower personnel and maintenance expenses due to cost saving projects. In addition, this increase reflects lower variable manufacturing costs in the United States due to the decrease in gas prices to normal levels and higher total sales volume in the United States, partially offset by a lower margin over raw materials (MORM) and lower total sales volume in Europe for the three-month period ended March 31, 2002, as compared to the same period in 2001.

Distribution costs

Distribution costs decreased by €0.2 million, approximately 1.3%, to €15.1 million for the three-month period ended March 31, 2002, as compared to €15.3 million for the same period in 2001. This minor change reflects the comparable level of total volumes sold.

Administrative expenses

Administrative expenses decreased by €0.8 million, approximately 22.9%, to €2.7 million for the three-month period ended March 31, 2002, as compared to €3.5 million for the same period in 2001.

Exceptional Administrative Expenses

Exceptional administrative expenses in 2002 were €0.8 million, compared to no such charges in 2001. These costs primarily reflect severance payments and other redundancy-related costs incurred in connection with business restructuring.

Operating profit and EBITDA

Operating profit increased by €12.4 million, approximately 1,771.4%, to €13.1 million for the three-month period ended March 31, 2002, as compared with €0.7 million for the same period in 2001. This increase primarily reflects lower fixed production costs resulting from lower depreciation of €6.1 million due to the fair market value adjustments made in connection with the acquisition of Ineos Phenol and from lower personnel and maintenance expenses due to cost-saving projects. In addition, this increase reflects lower variable manufacturing costs in the United States due to the decrease in gas prices to normal levels and higher total sales volume in the United States, partially offset by a lower margin over raw materials (MORM) and lower total sales volume in Europe for the three-month period ended March 31, 2002, as compared to the same period in 2001.

EBITDA increased by €7.1 million, approximately 47.7%, to €22.0 million for the three-month period ended March 31, 2002, as compared to €14.9 million for the same period in 2001.

Ineos Fluor

The following table sets forth, for the three-month period ended March 31, 2001 and 2002, turnover and expenses of Ineos Fluor and such amounts as percentages of turnover.

	Three-Month Period Ended March 31,			
	2001		2002	
	€	%	€	%
	(in millions, except percentages)			
Turnover	76.8	100.0	73.6	100.0
Cost of Sales	(52.1)	(67.8)	(57.7)	(78.4)
Gross Profit	24.7	32.2	15.9	21.6
Distribution costs	(5.5)	(7.2)	(5.6)	(7.6)
Administrative expenses	(6.7)	(8.7)	(2.7)	(3.6)
Exceptional administrative expenses	-	-	(0.2)	(0.3)
Operating profit	12.5	16.3	7.4	10.1
EBITDA	17.2	22.4	12.9	17.5

Three-Month Period Ended March 31, 2002, Compared to Three-Month Period Ended March 31, 2001

Turnover

Turnover decreased by €3.2 million, approximately 4.2%, to €73.6 million for the three-month period ended March 31, 2002, as compared to €76.8 million for the same period in 2001. The decrease reflects lower HCFC 22 sales volumes and a reduction in the selling price of 134a, partially offset by increased sales volumes for HFCs.

Cost of sales

Cost of sales increased by €5.6 million, approximately 10.7%, to €57.7 million for the three-month period ended March 31, 2002, as compared to €52.1 million for the same period in 2001. This increase reflects increased sales volumes for HFCs, partially offset by lower HCFC22 volumes.

Gross profit

Gross profit decreased by €8.8 million, approximately 35.6%, to €15.9 million for the three-month period ended March 31, 2002, as compared to €24.7 million for the same period in 2001. This decrease primarily reflects lower selling prices, although raw material prices remained largely unchanged.

Distribution costs

Distribution costs increased by €0.1million, approximately 1.8%, to €5.6 million for the three-month period ended March 31, 2002, as compared to €5.5 million for the same period in 2001.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, decreased by €4.0 million, approximately 59.7%, to €2.7 million for the three-month period ended March 31, 2002, as compared to €6.7 million for the same period in 2001. Administrative expenses include €3.5 million credit for amortisation of goodwill for the three-month period ended March 31,

2002 as compared to €0.7 million for the same period in 2001. Ineos Fluor has also benefitted from the implementation of cost-saving activities.

Exceptional Administrative Expenses

Exceptional administrative expenses in 2002 were €0.2 million, compared to no such charges in 2001. These costs primarily reflect severance payments and other redundancy-related costs incurred in connection with business restructuring.

Operating profit and EBITDA

Operating profit decreased by €5.1 million, approximately 40.8%, to €7.4 million for the three-month period ended March 31, 2002 as compared to €12.5 million for the same period in 2001. EBITDA decreased by €4.3 million, approximately 25.0%, to €12.9 million in 2002, as compared to €17.2 million in 2001.

Ineos Silicas

The following tables sets forth, for the three-month period ended March 31, 2001 and 2002, turnover and expenses of Ineos Silicas and such amounts as percentages of turnover.

	Three-Month Period Ended March 31,			
	2001		2002	
	€	%	€	%
	(in millions, except percentages)			
Turnover	57.7	100.0	59.0	100.0
Cost of Sales	(33.0)	(57.2)	(38.2)	(64.7)
Gross Profit	24.7	42.8	20.8	35.3
Distribution costs	(9.2)	(15.9)	(5.9)	(10.0)
Administrative expenses	(11.7)	(20.3)	(10.3)	(17.5)
Exceptional administrative expenses	-	-	(1.2)	(2.0)
Operating profit	3.8	6.6	3.4	5.8
EBITDA	7.0	12.1	9.7	16.4

Three-Month Period Ended March 31, 2002, Compared to Three-Month Period Ended March 31, 2001

Turnover

Turnover increased by €1.3 million, approximately 2.3%, to €59.0 million for the three-month period ended March 31, 2002, as compared to €57.7 million for the same period in 2001. This increase reflects higher sales volumes of silicas and zeolites, partially offset by lower silicate sales volumes.

Cost of sales

Cost of sales increased by €5.2 million, approximately 15.8%, to €38.2 million for the three-month period ended March 31, 2002, as compared to €33.0 million for the same period in 2001. The increase was due to the higher level of sales and a higher depreciation charge.

Gross profit

Gross profit decreased by €3.9 million, approximately 15.8%, to €20.8 million for the three-month period ended March 31, 2002, as compared to €24.7 million for the same period in 2001, a result of the product mix in silicas, which was influenced by high volumes of lower gross margin personal care exports and the higher depreciation charge.

Distribution costs

Distribution costs decreased by €3.3 million, approximately 35.9%, to €5.9 million for the three-month period ended March 31, 2002, as compared to €9.2 million for the same period in 2001. Zeolite volumes in North America, where the distribution cost per tonne is relatively high, were lower in the first quarter of 2002, as compared to the first quarter of 2001. European zeolite volumes offset the shortfall in North America.

Administrative expenses

Administrative expenses decreased by €1.4 million, approximately 12.0%, to €10.3 million in 2002, as compared to €11.7 million in 2001. The decrease is a result of the restructuring programme which was launched in the second half of 2001.

Exceptional administrative expenses

Exceptional administrative expenses in 2002 were €1.2 million, compared to no such charges in 2001. These costs primarily reflect severance payments and other redundancy-related costs incurred in connection with business restructuring.

Operating profit and EBITDA

Operating profit decreased by €0.4 million, approximately 10.5%, to €3.4 million in 2002, as compared to €3.8 million in 2001. EBITDA increased by €2.7million, approximately 38.6%, to €9.7 million in 2002, as compared to €7.0 million in 2001.

Financial conditions and liquidity

Net cash flow from operating activities was an outflow of €4.5 million for the period from January 1, 2002 to March 31, 2002.

On March 1, 2002 Ineos Oxide completed the acquisitions of the Acetate Esters business from BP. The acquisition was financed out of cash flow.

The Company held cash balances of €116.3 million as at March 31, 2002, and had no drawings under the €100 million revolving credit facility

Capital expenditure during the three months ended 31 March, 2002 was €6.6 million analysed as follows:

Ineos Oxide	2.5
Ineos Phenol	1.3
Ineos Fluor	0.9
Ineos Silicas	1.9
	6.6

Management believes that cash generated from operations, together with borrowings under the revolving credit facility, will be sufficient for the operating needs of the business and to meet debt service requirements as they become due in the foreseeable future. The future operating perform ance and ability to service or refinance debt, will however be subject to future economic conditions and to financial, business and other factors, many of which are beyond management's control.

INEOS GROUP HOLDINGS
CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three-Month Period Ended March 31,	
	2001	2002
	(€ in millions)	
Turnover	228.6	498.6
Cost of sales	(165.2)	(339.4)
Gross profit	63.4	99.2
Distribution costs	(18.6)	(37.8)
Administrative expenses	(18.9)	(18.9)
Exceptional administrative expenses	-	(2.2)
Operating profit	25.9	40.3
Net interest payable	(20.1)	(15.7)
Profit/(loss) on ordinary activities before taxation	5.8	24.6
Taxation on profit on ordinary activities	(3.8)	(7.1)
Profit/(loss) on ordinary activities after taxation	2.0	17.5
Equity dividends	(2.1)	-
Profit/(loss) for the financial period	(0.1)	17.5
Depreciation and amortization included above	10.4	22.0

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	As at December 31, 2001	March 31 2002
	(€ in millions)	
Fixed Assets		
Investments	1.6	1.4
Tangible fixed assets	1,135.6	1,122.8
Intangible fixed assets	15.1	15.3
Negative goodwill	(340.7)	(335.9)
	811.6	803.6
Current Assets		
Cash at bank and in hand	121.2	116.3
Stocks	152.3	152.2
Debtors : amounts falling due within one year	308.8	397.9
Debtors : amounts falling due after one year	47.0	29.3
	629.3	695.7
Creditors : amounts falling due within one year	(409.5)	(451.0)
Net Current Assets	219.8	284.7
Total assets less current liabilities	1,031.4	1,088.3
Creditors : amounts falling after one year	(892.4)	(891.7)
Provisions for liabilities and charges	(53.2)	(51.2)
Net assets	85.8	105.4
Net investment	85.8	105.4

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Three-Months Period Ended March 31,	
	2001	2002
	(€ in millions)	
Operating profit	25.9	40.3
Depreciation of tangible assets	10.7	24.1
Amortization of goodwill/(write back of negative goodwill)	(0.3)	(2.1)
Increase in stocks	1.3	0.1
Increase in debtors	(26.1)	(42.4)
Increase in creditors and provisions	30.5	9.3
Net cash flow from operating activities	42.0	29.3
Returns on investments and servicing of finance		
Interest received	0.2	0.5
Interest and other financing charges paid	(4.2)	(22.2)
Issue cost of debt finance raised	(12.6)	-
	(16.6)	(21.7)
Taxation paid	(1.6)	(0.6)
Capital expenditure and financial investments		
Payments to acquire tangible fixed assets	(14.1)	(6.6)
Acquisitions of businesses	(450.4)	(4.6)
Equity dividends paid	(2.1)	-
Net cash outflow before financing	(442.8)	(4.2)
Financing		
Bank loans	487.7	-
Capital repayment on finance leases	-	(0.3)
Increase in financing	487.7	(0.3)
Increase/(decrease) in cash	44.9	(4.5)

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
RECONCILIATION OF MOVEMENTS IN CONSOLIDATED NET INVESTMENT

	Net Investment
	(€ in millions)
At January 1, 2002	85.8
Retained profit for the current period	17.5
Currency translation differences	2.1
At March 31, 2002	105.4

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PREPARATION

Ineos Group Holdings plc (Ineos Group Holdings or the "Company") was incorporated on May 14, 2001 as a holding company to house the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol. With effect from January 1, 2001, the financial statements present the results of operations and financial position of Ineos Oxide, Ineos Fluor and Ineos Silicas. The results of operations of Ineos Fluor and Ineos Silicas from January 1, 2001 to January 8, 2001, the date prior to their acquisition by a company under common control, are not material. The financial statements include the results of Ineos Phenol from May 23, 2001, the date on which it was acquired from Degussa AG. The Company also acquired Ineos Fluor and Ineos Silicas on that date as part of a refinancing of the existing group of companies.

The accompanying consolidated financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom (''UK GAAP'').

The consolidated financial statements include all subsidiaries of the Company. Intra-group transactions and balances have been eliminated on consolidation.

The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

The accompanying consolidated financial statements of the Company are unaudited, with the exception of the balance sheet as at December 31, 2001 which has been extracted from audited financial statements.

In the opinion of the management of the Company, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of results of operations, financial position and cash flows.

2. PRINCIPAL ACCOUNTING POLICIES

The financial information has been prepared using accounting policies in accordance with UK GAAP. The financial information has been prepared under the historical cost convention.

3. SEGMENTAL INFORMATION

Class of business

The Company's business comprises the production and distribution of intermediate and specialty chemicals. During 2001, the Company acquired Ineos Fluor, Ineos Silicas and Ineos Phenol business segments. The Company's management reporting procedures have been reorganised to reflect these acquisitions.

3. SEGMENTAL INFORMATION (Continued)

The turnover and operating profit attributable to each different class of business as measured under UK GAAP is as follows:

	Three-Months Period Ended March 31,	
	2001	2002
	(€ in millions)	
Turnover		
Ineos Oxide	94.1	115.5
Ineos Fluor	76.8	73.6
Ineos Silicas	57.7	59.0
Ineos Phenol	-	250.5
	228.6	498.6
EBITDA		
Ineos Oxide	12.1	19.9
Ineos Fluor	17.2	12.9
Ineos Silicas	7.0	9.7
Ineos Phenol	-	22.0
	36.3	64.5

EBITDA is defined as earnings before operating exceptional items, interest, taxation, depreciation and amortization.

	March 31,	
	2001	2002
	(€ in millions)	
EBITDA	36.3	64.5
Depreciation and Amortization	(10.4)	(22.0)
Exceptional restructuring costs	-	(2.2)
Operating profit	25.9	40.3

4. INCOME TAXES

The income tax charge for the three months ended March 31, 2001 and 2002 is calculated based on the expected effective tax rate for the year.

5. INVENTORY

	December 31, 2001	March 31, 2002
	(€ in millions)	
Raw materials and consumables	50.8	43.7
Work in progress	11.7	13.4
Finished products	89.8	95.1
	152.3	152.2

6. BORROWINGS

Long-term obligations as of December 31, 2001 and March 31, 2002 are as follows:

	December 31, 2001	March 31, 2002
	(€ in millions)	
Bank Loans	740.7	744.1
10½% Senior Notes	260.0	260.0
Senior Secured Notes	1.6	1.6
	1002.3	1005.7
Less: amounts falling due within one year	(90.7)	(90.3)
	911.6	915.4
Finance leases	4.5	4.3
Unamortized debt issue costs	(27.5)	(26.4)
	888.6	893.3

Credit Agreement

The Company had outstanding borrowings under a credit agreement (the "Credit Agreement"), which consists of a term loan (the "Term Loan") and a revolving credit facility as at December 31, 2000.

The Company refinanced all of its existing borrowings on May 23, 2001. As a consequence of this refinancing the outstanding obligations under the Credit Agreement were repaid. Unamortized debt issue costs of €0.2 million at the date of the refinancing have been written off.

Senior Secured Notes

On May 5, 1998, the Company issued DM190 million in 8⅝% Senior Secured Notes due 2005 pursuant to a private offering. On December 14, 1998, the Company issued DM186,870,000 new 8⅝% Senior Secured Notes due 2005 pursuant to an exchange offer whereby holders of DM186,870,000 of the original notes received new notes which have been registered under the Securities Act of 1933 as amended, but are otherwise identical to the original notes. On April 11, 2001, the Company announced a Tender Offer to redeem the Senior Secured Notes. The consent of the Note holders was subsequently obtained and 98.3% of the Senior Secured Notes were redeemed on May 23, 2001. The outstanding Senior Secured Notes of €1.6 million at December 31, 2001 were redeemed on April 30, 2002. The funds to repay these amounts were paid into an escrow account and were included in other debtors at December 31, 2001 and March 31, 2002.

6. BORROWINGS (Continued)

The premium on the Tender Offer of €7.4 million was expensed in 2001. Unamortized debt issue costs of €2.4 million at the date of redemption were also written off.

Senior Notes

On July 19, 2001, the Company issued €260 million in 10½% Senior Notes due 2010 pursuant to a private offering.

The Senior Notes bear interest at 10½% per annum, payable semi annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as noted below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

The Senior Notes will be subject to redemption at any time prior to August 1, 2004, at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning August 1 of the years indicated below:

Year	Redemption Price
2004	110.500%
2005	107.788%
2006	105.250%
2007	102.625%
2008 and thereafter	100.000%

In each case, the redemption premium will be in addition to accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

In addition, at any time on or prior to August 1, 2004, the Company or the direct or indirect parent of the Company, at its option, may use the net cash proceeds of one or more public equity offerings to redeem Senior Notes in an amount up to an aggregate of 35% of the sum of the initial aggregate principal amount of Senior Notes originally issued under the Indenture at a redemption price equal to 110.50% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that Senior Notes in an amount equal to at least 65% of the sum of the initial aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption.

The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

The Senior Notes are stated net of debt issue costs of €6.4 million in the balance sheet. These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

The Company has outstanding borrowings under a credit agreement (the "Senior Credit Agreement"), which consists of Term Loans ("Term Loan A", "Term Loan B" and "Term Loan C") and a revolving credit facility (the "Revolving Credit Facility"). The Term Loans outstanding at December 31, 2001 were €744.1 million, of which €88.7 million is due within one year. The total amounts outstanding on Term Loan A were €392.1 million, Term Loan B were €179.0 million and Term Loan C were €173.0 million.

- Term Loan A is repayable in 12 semi-annual installments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007.
- Term Loan B is repayable in 14 semi-annual installments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008.
- Term Loan C is repayable in 16 semi-annual installments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C are 2.25%, 2.75% and 3.50% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

The Term Loans are stated net of unamortized debt issue costs of €26.4 million. These costs are allocated to the profit and loss account in accordance with FRS 4.

7. CONTINGENCIES

The company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management's opinion, none of the proceedings is material to the financial condition or results of operation of the company.

8. SUBSEQUENT EVENTS

There have been no subsequent events after 31 March, 2002.

9. RECENT ACCOUNTING DEVELOPMENTS

In November 2000, the Accounting Standards Board (''ASB'') issued FRS 17, ''Retirement Benefits''. FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognized in the balance sheet. The Company is required to comply fully with FRS 17 in its financial statements for the year ending December 31, 2003, although some footnote disclosures were required for the year ending December 31, 2001. The Company is currently assessing the impact of FRS 17 on its financial position and results of operations.

In December 2000, the ASB issued FRS 18, ''Accounting Policies''. FRS 18 overhauls and replaces SSAP2. The FRS redefines accounting policies and distinguishes them from estimation techniques for measuring items in the financial statements. There is an explicit requirement for each company to select accounting policies that it judges to be ''most appropriate". The Company is required to comply with FRS 18 in its financial statements for the year ending December 31, 2001. The Company is currently assessing the impact of FRS 18 on its financial position and results of operations and does not believe the financial statements will be materially impacted by its adoption.

In December 2000, the ASB issued FRS 19, ''Deferred Tax''. FRS 19 introduces a form of full provision for deferred taxation. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when there is an obligation to pay more tax in the future as a result of the reversal of those timing differences. The Company is required to comply with FRS 19 in its financial statements for the year ending December 31, 2002. The Company is currently assessing the impact of FRS 19 on its financial position and results of operations.

INEOS GROUP HOLDINGS Plc

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ineos Group Holdings Plc
Registrant Guarantor

By: **/s/ Nadine Verbinnen**
Finance Director

Dated May 20, 2002